    The information contained herein is subject to amendment and completion.

                  SUBJECT TO COMPLETION, DATED JUNE 10 , 1997
             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 9, 1997

                                  $175,000,000

                                THE TORO COMPANY

      [LOGO]
                                  $75,000,000
                              % NOTES DUE       , 2007
                                  $100,000,000
                           % DEBENTURES DUE       , 2027
                                  -----------

    Interest on the Notes and Debentures (collectively, the "Securities") is
payable on           and           of each year, commencing        , 1997. The
Notes and Debentures are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes or Debentures (as applicable) plus accrued interest thereon to the date of redemption or (ii) as determined by a Quotation Agent (as defined in this Prospectus Supplement), the sum of (x) the present value of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in this Prospectus Supplement) plus (y) interest thereon, if any, accrued as of the date of redemption. The Securities will not be subject to any sinking fund. See "Description of Securities."

    The Notes and Debentures will each be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes and Debentures in definitive form will not be issued. The Notes and Debentures will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Securities."
                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
        OR THE PROSPECTUS TO WHICH IT RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 --------------

                                                             INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                                           OFFERING PRICE (1)     DISCOUNT (2)      COMPANY (1) (3)
                                                           ------------------  ------------------  ------------------
Per Note.................................................          %                   %                   %
Total....................................................  $                   $                   $
Per Debenture............................................          %                   %                   %
Total....................................................  $                   $                   $

--------------
(1) Plus accrued interest, if any, from           , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $480,000 payable by the Company.

                                 --------------

    The Notes and Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes and Debentures will be ready for delivery in book-entry form only
through the facilities of DTC in New York, New York, on or about           ,
1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

                          BANCAMERICA SECURITIES, INC.

                                               NATIONSBANC CAPITAL MARKETS, INC.

                                   ---------

            The date of this Prospectus Supplement is June   , 1997.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                 --------------

                                  THE COMPANY

    The Toro Company is one of the world's leading producers of total solutions for outdoor landscapes for both residential and commercial markets. Drawing on its expertise in the production of lawn mowers and snowthrowers, the Company designs, manufactures and markets a full line of high quality residential and professional turf maintenance equipment and irrigation systems.

    In the residential market, Toro is a leading provider of outdoor care products for homeowners. Using brand names such as Toro-Registered Trademark-, Lawn Boy-Registered Trademark- and Toro-Registered Trademark- Wheel Horse-Registered Trademark-, the Company provides a full array of outdoor beautification products for the residential consumer. Products include gas, corded electric and battery powered walk behind mowers, riding mowers, yard and garden tractors, gas and corded electric snowthrowers, homeowner-installed irrigation systems, low voltage decorative lighting, and gas and electric hand-held appliances such as string trimmers, blower vacuums and hedge trimmers.

    In the commercial market, the Company has long-standing relationships with turf professionals which are built on an extensive understanding of the customer's business and agronomic needs, whether the customer is a public or private groundskeeper, golf course superintendent or landscape contractor. These professionals maintain some of the most prestigious and beautiful turf areas in the world including golf courses, sports fields and municipal properties as well as residential and commercial landscapes.

    The golf course turf management market continues to be an important and growing part of Toro's professional turf business. Toro believes that its "Total Integrated Solutions" approach of providing the industry's broadest line of products to feed, irrigate and mow turf, positions the Company as the preferred provider of turf maintenance products, services and systems. For example, Toro provides irrigation systems to 75 of the top 100 golf courses in the country as rated by GOLF DIGEST (May, 1997), and is the exclusive provider of turf maintenance equipment to the Valderrama Club de Golf, Spain, site of the 1997 Ryder Cup. In addition, Toro continues to build upon its leadership in the non-golf professional turf management business by offering superior mowing and irrigation products and services to help landscape contractors, municipalities and parks manage their large turf areas.

    The Company emphasizes quality, dependability and innovation in its products, manufacturing and marketing and supports them with an extensive service network. The Company's substantial funding of research and development, as well as its acquisition strategy, licensing and related agreements, all contribute to the Company's new product development efforts. Because of these efforts the Company believes it is highly responsive to trends affecting its target markets and a significant portion of its revenues in recent years has been attributable to its new products.

                              RECENT DEVELOPMENTS

    On December 2, 1996, the Company completed the acquisition of the James Hardie Irrigation Group ("Hardie") from James Hardie Industries Limited of Australia. Hardie is a worldwide leader in the production of irrigation systems to the residential and commercial landscape market. Hardie manufactures products for all major segments of the irrigation market, except for the golf market, and sells to distributors and retailers worldwide. Hardie offers a broad range of irrigation products and has leading positions in valves and controllers worldwide. In Australia, Hardie has a leading position in hose, hose-end and micro-irrigation products. Unless otherwise indicated, the historical financial and statistical data included herein does not reflect the completion of such acquisition.

    The Company's net sales for the three months ended May 2, 1997 increased 22.0% to $352.2 million, compared to $288.6 million for the comparable three months in 1996. Net income was $19.0 million, an increase of 13.1% over $16.8 million in the comparable three months in 1996. Earnings per share increased to $1.53 per share, compared to $1.33 per share in the comparable three months in 1996, an increase of 15.0%. Revenues for the six months ended May 2, 1997 were $561.2 million, a 12.2% increase over $500.1 million for the six-month period in the previous fiscal year. Net income for the six months ended May 2, 1997 was $21.5 million, a 15.0% decrease from $25.3 million for the first six months in the previous fiscal year. Earnings per share for the six months ended May 2, 1997 was $1.73 compared to $2.00 for the comparable six month period in the previous fiscal year, a decrease of 13.5%, reflecting the impact of lower earnings in the first three months of the current fiscal year. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Recent Developments."

    On June 4, 1997, the Company announced that it had signed a non-binding letter of intent to acquire Exmark Manufacturing Company, Inc., a leading manufacturer of equipment for the professional landscape contractor industry. Exmark is headquartered in Beatrice, Nebraska, and produces mid-sized walk behind mowers and zero-turning-radius riding mowers for professional contractors. Exmark employs approximately 190 people in a 164,000 square foot facility and had sales of $38.4 million for the fiscal year ended August 31, 1996. Consummation of the acquisition is subject to preparation and execution of a definitive agreement, approval by Exmark's shareholders and regulatory approvals. Management believes that the consideration to be paid by the Company will not be material to the Company.

                                USE OF PROCEEDS

    The net proceeds to the Company from the issue and sale of the Securities offered hereby are estimated to be approximately $173.2 million, after deducting underwriting discounts and estimated expenses of this offering payable by the Company. The Company intends to use the net proceeds received from the sale of the Securities offered hereby to repay approximately $123.2 million of short-term indebtedness to banks (bearing interest at a rate of 6% as of the date of this Prospectus Supplement) incurred under the Company's revolving credit facilities of which approximately $100 million was used to fund the acquisition of Hardie. The balance of the net proceeds will be used to redeem the Company's $50 million principal amount of outstanding 11% Sinking Fund Debentures on August 1, 1997; prior to such use, the Company intends to use the net proceeds to reduce short-term borrowings or to invest in short-term interest-bearing investments, including commercial paper and certificates of deposit. Affiliates of BancAmerica Securities, Inc. and Nationsbanc Capital Markets, Inc., which are underwriters of this offering, are lenders under the Company's revolving credit facilities to which proceeds of this offering will be applied. See "Underwriting."

                                 CAPITALIZATION

    The following table sets forth the actual short-term debt and capitalization of the Company at May 2, 1997, and as adjusted to give effect to the sale by the Company of the Notes and Debentures offered hereby and the application of the net proceeds therefrom (as if such sale and application of proceeds occurred on such date). See "Use of Proceeds."

                                                                                             AT MAY 2, 1997
                                                                                       --------------------------
                                                                                          ACTUAL     AS ADJUSTED
                                                                                       ------------  ------------
                                                                                             (IN THOUSANDS)
Short-term debt (including current portion of long-term debt)........................   $  278,350(1)  $  155,193
                                                                                       ------------  ------------
                                                                                       ------------  ------------
Long-term debt (less current portion):
  11% Sinking Fund Debentures due annually August 1998-2017 callable August 1,
    1997.............................................................................   $   50,000    $   --
      % Notes due             , 2007.................................................       --            75,000
      % Debentures due             , 2027............................................       --           100,000
  Other..............................................................................        3,015         3,015
                                                                                       ------------  ------------
  Total long-term debt...............................................................       53,015       178,015
Total stockholders' equity...........................................................      227,742       227,742
                                                                                       ------------  ------------
Total capitalization.................................................................   $  280,757    $  405,757
                                                                                       ------------  ------------
                                                                                       ------------  ------------

--------------

(1) Includes short-term debt in the amount of $119,125,000 incurred to fund the acquisition of Hardie.

           SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

    The following selected financial data, insofar as they relate to the year ended October 31, 1996, have been derived from consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement, which statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected financial data presented as of and for each of the years in the four year period ended October 31, 1995 and for the three month periods ended February 2, 1996 and January 31, 1997 are derived from unaudited condensed consolidated financial statements of the Company. Such information, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein. Financial data for the three month periods are not necessarily indicative of the results of operations for the entire fiscal year or of the Company's financial condition at fiscal year end. The following information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" appearing herein and the consolidated financial statements, including the notes thereto, incorporated herein by reference.

    The pro forma data illustrate the effect of the acquisition of Hardie on the Company's results of operations for the year ended October 31, 1996 as if the acquisition had taken place on November 1, 1995. The pro forma data are unaudited and are based on the estimates and assumptions summarized in the notes to such data. The pro forma information has been prepared utilizing the historical consolidated financial statements of Toro and the historical financial information of Hardie incorporated by reference herein. The pro forma information is provided for comparative purposes only and does not purport to be indicative of actual results which would have been obtained if the acquisition had occurred on November 1, 1995, or of the results of operations to be expected in any future periods.

                                                                                                                       THREE
                                                                                                                      MONTHS
                                                             YEAR ENDED                                PRO FORMA       ENDED
                                --------------------------------------------------------------------   YEAR ENDED   -----------
                                OCTOBER 30,   OCTOBER 29,   OCTOBER 28,   OCTOBER 31,   OCTOBER 31,   OCTOBER 31,   FEBRUARY 2,
                                    1992          1993          1994          1995          1996       1996(1)(2)      1996
                                ------------  ------------  ------------  ------------  ------------  ------------  -----------
                                                                    (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:

Net sales.....................   $  638,674    $  706,644    $  864,284    $  919,427    $  930,909    $1,074,783    $ 211,501

Cost of sales.................      416,486       457,669       549,728       589,211       589,186       690,258      135,172
                                ------------  ------------  ------------  ------------  ------------  ------------  -----------

    Gross profit..............      222,188       248,975       314,556       330,216       341,723       384,525       76,329

Selling, general and
  administrative expense......      215,606       212,463       255,625       272,128       278,284       321,881       63,824
                                ------------  ------------  ------------  ------------  ------------  ------------  -----------

    Earnings from
      operations..............        6,582        36,512        58,931        58,088        63,439        62,644       12,505

Interest expense..............       18,337        16,304        12,705        11,954        13,590        22,735        2,969

Restructuring expense.........       24,900        --            --            --            --            --           --

Other (income) expense, net...       (4,863)       (4,660)       (7,819)       (7,747)      (10,331)      (10,377)      (4,513)
                                ------------  ------------  ------------  ------------  ------------  ------------  -----------

    Earnings before income
      taxes...................      (31,792)       24,868        54,045        53,881        60,180        50,286       14,049

Provision for income taxes....      (10,066)        9,587        21,619        21,519        23,771        19,863        5,551
                                ------------  ------------  ------------  ------------  ------------  ------------  -----------

    Net earnings (loss).......   $  (21,726)   $   15,281    $   32,426    $   32,362    $   36,409    $   30,423    $   8,498
                                ------------  ------------  ------------  ------------  ------------  ------------  -----------
                                ------------  ------------  ------------  ------------  ------------  ------------  -----------

BALANCE SHEET DATA (AT PERIOD
 END):

Working capital...............   $  191,719    $  156,887    $  176,198    $  165,086    $  197,144    $  118,543    $ 174,712

Total assets..................   $  409,340    $  399,824    $  451,565    $  472,653    $  496,877    $  639,232    $ 547,657

Short-term debt (including
  current portion of long-term
  debt).......................   $   16,140    $   36,206    $   21,055    $   56,909    $   41,375    $  161,042    $ 125,240

Long-term debt (less current
  portion)....................   $  147,960    $   87,325    $   70,399    $   53,365    $   53,015    $   53,015    $  53,365

Common stockholders' equity...   $  126,410    $  141,906    $  178,729    $  190,892    $  213,567    $  213,567    $ 199,350

OTHER DATA:

Ratio of earnings to fixed
  charges(4)..................         --(5)         2.35          4.54          4.61          4.60          2.92         4.03

Total debt as a percentage of
  total capital, including
  short-term debt.............        56.5%         46.5%         33.8%         36.6%         30.7%         50.1%        47.3%

Capital expenditures..........   $   12,453    $   11,136    $   21,036    $   26,987    $   21,389    $   26,411    $   2,492

Depreciation and
  amortization................   $   21,972    $   17,871    $   18,646    $   17,115    $   18,170    $   25,640    $   4,693


                                JANUARY 31,
                                  1997(3)
                                ------------

STATEMENT OF OPERATIONS DATA:
Net sales.....................   $  208,957
Cost of sales.................      133,730
                                ------------
    Gross profit..............       75,227
Selling, general and
  administrative expense......       68,469
                                ------------
    Earnings from
      operations..............        6,758
Interest expense..............        3,847
Restructuring expense.........       --
Other (income) expense, net...       (1,206)
                                ------------
    Earnings before income
      taxes...................        4,117
Provision for income taxes....        1,626
                                ------------
    Net earnings (loss).......   $    2,491
                                ------------
                                ------------
BALANCE SHEET DATA (AT PERIOD
 END):
Working capital...............   $  116,618
Total assets..................   $  660,349
Short-term debt (including
  current portion of long-term
  debt).......................   $  194,646
Long-term debt (less current
  portion)....................   $   53,330
Common stockholders' equity...   $  216,915
OTHER DATA:
Ratio of earnings to fixed
  charges(4)..................         2.12
Total debt as a percentage of
  total capital, including
  short-term debt.............        53.3%
Capital expenditures..........   $    6,655
Depreciation and
  amortization................   $    5,359

--------------
(1) On September 18, 1996, James Hardie Industries Limited, the parent of Hardie, entered into an agreement to sell all of the issued and outstanding shares of Hardie to the Company for an estimated purchase price of $131,500,000. The purchase price was subsequently adjusted to $119,125,000 based on the estimated unaudited aggregate shareholders' equity of Hardie on December 1, 1996, subject to further adjustment based upon final audit results. The acquisition, which was completed on December 2, 1996, was financed with proceeds from a $150 million revolving line of credit. See "Use of Proceeds."

   Based on the financial statements of Hardie, shareholders' equity at the acquisition date was approximately $10,545,000 less than the estimated equity used to establish the purchase price, and this amount is to be refunded from James Hardie Industries Limited to the Company. In addition, under the terms of the purchase agreement, the Company has delivered a letter of objections to James Hardie Industries Limited related to the valuation of assets, accounting methods applied, estimates used and other items. The resolution of these objections may result in an additional reduction of the purchase price. The pro forma data reflects the $10,545,000 adjustment and would be further affected by any adjustment based on the resolution of the objections made by the Company.
(FOOTNOTES CONTINUED ON FOLLOWING PAGE)

   The purchase price has initially been allocated based on the estimated fair values of assets acquired and liabilities assumed on the date of acquisition. The excess of the purchase price over the estimated fair value of net tangible assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over 20 years. Any additional reductions in the purchase price as a result of the objections discussed in the preceding paragraph will result in a reduction of goodwill and/or other net assets. The related effect of these adjustments on the Consolidated Statement of Operations of the Company is not expected to be material.

(2) The October 31, 1996 pro forma results of operations were prepared utilizing The Toro Company's results of operations for the year ended October 31, 1996 and Hardie's results of operations for the year ended December 1, 1996.

   The pro forma financial data reflect the following adjustments related to the acquisition of Hardie:

    (a) Annual base amortization of $2.2 million for the excess purchase price on a straight-line basis over 20 years.

    (b) Additional interest expense related to the acquisition, assuming average borrowings for acquisition debt and Hardie working capital of $125 million at an annual interest rate of 7.25% representing the approximate average of the long and short-term rates for the year.

    (c) Intercompany interest income, interest expense, management fees and other expenses to affiliates of Hardie which will not be recurring after the acquisition totaled $3.7 million.

    (d) Elimination of a gain of $7.1 million realized on the sale of a depositary receipt which is not expected to be a recurring item subsequent to the acquisition.

    (e) Adjustment to tax expense required to arrive at a consolidated pro forma tax rate of 39.5%. The income tax rate is based on The Toro Company's tax structure. The Company believes that the current tax rate of 39.5% will not materially change as a result of the Hardie acquisition.

(3) The Company's consolidated financial statements include the results of operations of Hardie from December 2, 1996, the date of its acquisition by the Company.

(4) Earnings consist of pre-tax earnings plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expense and premium, and that portion of rentals representative of interest.

(5) For the fiscal year ended October 30, 1992, earnings were insufficient to cover fixed charges by $31,792,000.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

    In November 1995, the Company changed its fiscal year ended July 31 to a fiscal year ended October 31. The following comparisons are based on the Company's new fiscal year end. Financial information relating to the year ended October 31, 1996 has been derived from the audited financial statements of the Company. The October 31, 1995 balance sheet information has been derived from the October 31, 1995 audited balance sheet. The results of operations for the fiscal years ended in October 1994 and 1995 have been restated from the previous July 31 year end to the new fiscal year basis and are unaudited. Balance sheet information for the year ended October 28, 1994 is unaudited and is presented for informational purposes only. Financial information for the three month periods ended February 2, 1996 and January 31, 1997 and for the six month periods ended May 3, 1996 and May 2, 1997 is unaudited. The following summary should be read in conjunction with the Company's consolidated financial statements and notes thereto and the complete Management's Discussion and Analysis of Results of Operations and Financial Condition included in its Annual Report on Form 10-K for the year ended October 31, 1996 and its Quarterly Report on Form 10-Q for the three months ended January 31, 1997, each of which is incorporated by reference in the accompanying Prospectus.

RECENT DEVELOPMENTS

    The Company's net sales for the three months ended May 2, 1997 increased 22.0% to $352.2 million, compared to $288.6 million for the comparable three months in 1996. Net income was $19.0 million, an increase of 13.1% over $16.8 million in the comparable three months in 1996. Earnings per share increased to $1.53 per share, compared to $1.33 per share in the comparable three months in 1996, an increase of 15.0%. Revenues for the six months ended May 2, 1997 were $561.2 million, a 12.2% increase over $500.1 million for the six-month period in the previous fiscal year. Net income for the six months ended May 2, 1997 was $21.5 million, a 15.0% decrease from $25.3 million for the first six months in the previous fiscal year. Earnings per share for the six months ended May 2, 1997 was $1.73 compared to $2.00 for the comparable six month period in the previous fiscal year, a decrease of 13.5%, reflecting the impact of lower earnings in the first three months of the current fiscal year.

    Sales of worldwide consumer business products for the three months ended May 2, 1997 were flat as cool, wet weather reinforced a conservative buying mood among customers. The Company also continued its strategy to adjust shipments to maintain field inventory control. Sales to professional markets, including commercial and irrigation businesses, were strong for the three month period. Commercial equipment sales were up, increasing 12.4% over the same period in 1996. Sales of equipment to golf courses did well, reflecting the continued growth and popularity of golf as a spectator and player sport. Irrigation sales increased 117.9% due to the addition of Hardie irrigation products and an increase in Toro irrigation core products. International sales increased 27.4% due mostly to the addition of Hardie international sales. Equipment and irrigation sales to the golf market were up as new courses were added in the Philippines, Korea and Egypt. Golf equipment sales also did well in Europe despite generally weak economic conditions.

    On June 4, 1997, the Company announced that it had signed a non-binding letter of intent to acquire Exmark Manufacturing Company, Inc., a leading manufacturer of equipment for the professional landscape contractor industry. Exmark employs approximately 190 people in a 164,000 square foot facility and had sales of $38.4 million for the fiscal year ended August 31, 1996. Consummation of the acquisition is subject to preparation and execution of a definitive agreement, approval by Exmark's shareholders and regulatory approvals. See "Recent Developments."

RESULTS OF OPERATIONS

    The Company continues to focus on implementing operational strategies which improve its production flexibility, efficiency and operating margins. The Company continues to diversify both its product categories and global markets through product development, strategic alliances and acquisitions. These efforts help reduce the impact of localized weather patterns and economic conditions on the Company's sales and earnings. See "--Acquisitions and Strategic Alliances."

    Sales of the Company's consumer products, which accounted for approximately 50% of total sales in fiscal 1996, are seasonal with greater sales of consumer products, excluding snow removal equipment, occurring between February and April and snow removal equipment between August and January. Weather patterns in some markets somewhat moderate this seasonality in consumer product sales. Irrigation and commercial product sales are tempered by the extended selling season in western and southern states. In the past few years diversification of the Company has emphasized professional turf maintenance and global expansion as a strategy to protect against economic and weather cycles. Worldwide sales levels generally are highest in the second quarter.

    YEARS ENDED OCTOBER 31, 1995 AND 1996

                                                    YEAR ENDED                   YEAR ENDED                   YEAR ENDED
                                                   OCTOBER 28,                  OCTOBER 31,                  OCTOBER 31,
                                                       1994        % CHANGE         1995        % CHANGE         1996
                                                   ------------  -------------  ------------  -------------  ------------
SUMMARY (DOLLARS IN MILLIONS)
Net sales........................................   $    864.3           6.4%    $    919.4           1.3%    $    930.9
Cost of sales....................................        549.7           7.2          589.2           0.0          589.2
                                                   ------------                 ------------                 ------------
    Gross profit.................................        314.6           5.0          330.2           3.5          341.7
Selling, general and administrative expense......        255.6           6.5          272.1           2.3          278.3
                                                   ------------                 ------------                 ------------
    Earnings from operations.....................         59.0          (1.5)          58.1           9.1           63.4
Interest expense.................................         12.8          (7.0)          11.9          13.4           13.5
Other income, net................................         (7.8)         (1.3)          (7.7)         33.8          (10.3)
                                                   ------------                 ------------                 ------------
    Earnings before income taxes.................         54.0          (0.2)          53.9          11.7           60.2
Provision for income taxes.......................         21.6          (0.5)          21.5          10.7           23.8
                                                   ------------                 ------------                 ------------
    Net earnings.................................   $     32.4           0.0%    $     32.4          12.3%    $     36.4
NET SALES BY PRODUCT LINE (DOLLARS IN MILLIONS)
Consumer.........................................   $    476.2          (1.9)%   $    467.2          (1.3)%   $    461.0
Commercial.......................................        262.3          18.5          310.8           3.6          322.0
Irrigation.......................................        125.8          12.4          141.4           4.6          147.9
                                                   ------------                 ------------                 ------------
    Total*.......................................   $    864.3           6.4%    $    919.4           1.3%    $    930.9
*Includes international sales of.................   $    140.7           6.3%    $    149.6          16.4%    $    174.2

  NET SALES

    Worldwide net sales increased by $11.5 million to $930.9 million in 1996 versus $919.4 million in 1995. The following is a discussion of the sales by product group:

    CONSUMER. Worldwide consumer product sales in 1996 fell by 1.3% to $461.0 million from $467.2 million in 1995. The decrease was primarily the result of a slow start to the lawn and garden season due to cold, wet weather throughout most of the United States during the spring season. This decline was offset partially by increased snowthrower shipments. Snowthrower demand, especially in the northeast, was high in anticipation of strong retail activity and abnormally low field inventory levels. International sales included in the worldwide consumer totals declined by 1.0% from the prior year.

    COMMERCIAL. Worldwide commercial product sales increased $11.2 million or 3.6% over the prior year to $322.0 million. International sales were strong, up 30.4% due primarily to a strong golf market in Europe and Asia. The late spring had an adverse effect on sales to the domestic golf course market. Many golf courses were forced to cut their equipment budgets due to loss of income from fewer rounds played during the inclement spring weather. In addition, the market saw increased competition among the major equipment manufacturers.

    IRRIGATION. Worldwide irrigation sales totaled $147.9 million representing an increase of $6.5 million or 4.6% over the prior year. International irrigation sales were strong, up 15.3% from the prior year, fueled by strong golf market sales. This was partially offset by lower sales to the residential/commercial markets which were impacted by the cold, wet spring.

  MARGINS (PERCENT OF NET SALES)

                                                                            YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                                            OCTOBER 28,      OCTOBER 31,      OCTOBER 31,
                                                                               1994             1995             1996
                                                                          ---------------  ---------------  ---------------
Gross profit............................................................          36.4%            35.9%            36.7%
Operating profit........................................................           6.8              6.3              6.8
Pretax earnings.........................................................           6.2              5.9              6.5
Net earnings............................................................           3.7              3.5              3.9

    The gross profit of $341.7 million represents an $11.5 million or 3.5% increase over the gross profit of $330.2 million in 1995. As a percent of net sales, gross profit rose to 36.7% from 35.9% in the prior year. The margin improvement resulted primarily from reduced production costs, notably materials. This improvement was offset partially by costs resulting from lowered production levels in selected plants to match market needs.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

    For 1996, selling, general and administrative expenses totaled $278.3 million or 29.9% of net sales compared to $272.1 million or 29.6% of net sales in 1995. The increase was due principally to increases in administrative expense primarily associated with new businesses acquired, distribution/dealer credit facility origination costs and research and development expenditures.

  OPERATING PROFIT

    Operating profit rose to $63.4 million or 6.8% of net sales, from $58.1 million or 6.3% of net sales in 1995. The improvement in operating profit resulted from an increase in gross profit margins of $11.5 million, partially offset by a $6.2 million increase in selling, general and administrative expenses.

  INTEREST EXPENSE

    Interest expense in 1996 increased by $1.6 million to $13.5 million. Although the average cost of funds declined from the prior year, the benefit was diminished by higher overall debt levels resulting from higher levels of average working capital. In addition to working capital needs, the Company purchased $13.3 million of its own common stock during the year which was funded with short-term borrowings. This cash outflow was offset partially by $12.1 million received as a result of an interest rate swap entered into during 1996. The Company anticipates a significant increase in interest expense in 1997 as a result of the additional debt associated with the acquisition of Hardie. See "Acquisitions and Strategic Alliances" below.

  OTHER INCOME, NET

    Other income, net totaled $10.3 million in 1996 versus $7.7 million for 1995. The increase is primarily the result of favorable patent infringement litigation settlements.

  PROVISION FOR TAXES

    The effective tax rate for 1996 was 39.5% compared to 39.9% in 1995. In accordance with Financial Accounting Standards No. 109, the Company has determined that it is not necessary to establish a valuation reserve for the deferred income tax benefit because it is more likely than not that the net deferred income tax benefit of $31.5 million will be principally realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences, and to a lesser extent, future taxable income.

  NET EARNINGS

    Net earnings for 1996 were $36.4 million, representing a 12.3% increase over 1995 earnings of $32.4 million. The increase is primarily the result of improved operating margins. On a per share basis, earnings increased 16% to $2.90 from $2.50 in 1995.

    THREE MONTHS ENDED FEBRUARY 2, 1996 AND JANUARY 31, 1997

    Results of operations for the first three months of fiscal 1997 reflect the acquisition of Hardie on December 2, 1996. Net earnings of $2.5 million or 20 cents per share were down significantly from the net earnings of $8.5 million or 67 cents per share for the same period in the previous year. Revenues declined slightly from $211.5 million in the first three months of 1996 to $209.0 million in the first three months of 1997. The decline in net earnings was due to a number of unusual factors which affected the first three months of 1997, including the acquisition of Hardie which added $19.2 million in sales revenue, but had a negative impact on first three months earnings. A shift of shipping patterns bringing inventory closer to retail and softening in several core markets also contributed to the decline in first three months earnings.

                                                              THREE MONTHS ENDED                  THREE MONTHS ENDED
                                                               FEBRUARY 2, 1996      % CHANGE      JANUARY 31, 1997
                                                              -------------------  -------------  -------------------
SUMMARY (DOLLARS IN MILLIONS)
Net sales...................................................       $   211.5              (1.2)%       $   209.0
Cost of sales...............................................           135.2              (1.0)            133.8
                                                                     -------                             -------
    Gross profit............................................            76.3              (1.4)             75.2
Selling, general and administrative expense.................            63.8               7.2              68.4
                                                                     -------                             -------
    Earnings from operations................................            12.5             (45.6)              6.8
Interest expense............................................             3.0              26.7               3.8
Other income, net...........................................           ( 4.5)            (75.6)             (1.1)
                                                                     -------                             -------
    Earnings before income taxes............................            14.0             (70.7)              4.1
Provision for income taxes..................................             5.5             (70.9)              1.6
                                                                     -------                             -------
    Net earnings............................................       $     8.5             (70.6)%       $     2.5
NET SALES BY PRODUCT LINE (DOLLARS IN MILLIONS)
Consumer....................................................       $   102.7             (18.6)%       $    83.6
Commercial..................................................            78.3              (0.4)             78.0
Irrigation..................................................            30.5              55.4              47.4
                                                                     -------                             -------
    Total *.................................................       $   211.5              (1.2)%       $   209.0

* Includes international sales of...........................       $    39.4              37.1%        $    54.0

    CONSUMER. Worldwide sales of consumer products for the three months ended January 31, 1997 of $83.6 million decreased by $19.1 million from the prior year, primarily as a result of decreased sales of consumer lawn and garden equipment. Traditionally, lawn and garden equipment has been shipped to distributors and dealers from November through January; however, the Company's strategy of producing and shipping consumer products to more closely match retail demand has resulted in a shift of sales of these products from this period to the second three months of the current fiscal year. This decline was offset slightly by increased sales of electric products and snow removal equipment. International consumer sales increased $1.8 million as a result of strong demand in Canada and continued growth in new markets overseas.

    COMMERCIAL. Worldwide commercial product sales were flat compared to the same period in the prior year. The Company's efforts to more closely match production and retail demand have shifted sales from the first quarter into the second quarter of the current year. International commercial sales increased $3.3 million primarily as a result of lower than normal sales in the first quarter of 1996 due to product availability. International golf sales are continuing to strengthen as new markets in emerging countries are developed.
    IRRIGATION. Irrigation product sales rose 55.4% from the same period in the previous year. This increase is attributable to the acquisition of Hardie which contributed approximately $20.0 million in irrigation sales. Without Hardie, irrigation sales declined by $2.3 million due primarily to field inventory adjustments and wet weather in southern California and other key markets. Excluding Hardie's international sales of $10.7 million, international irrigation sales decreased $1.1 million due to inclement weather and overall weakening in the European economy.

  MARGINS (PERCENT OF NET SALES)

                                                                            THREE MONTHS ENDED     THREE MONTHS ENDED
                                                                             FEBRUARY 2, 1996       JANUARY 31, 1997
                                                                           ---------------------  ---------------------
Gross profit.............................................................             36.1%                  36.0%
Operating profit.........................................................              5.9                    3.3
Pretax earnings..........................................................              6.6                    2.0
Net earnings.............................................................              4.0                    1.2

    Gross profit was $75.2 million, a decrease of $1.1 million from the prior period. As a percent of sales, gross profit for the period ended January 31, 1997 was 36.0% compared with 36.1% for the period ended February 2, 1996. The gross margin contributed by Hardie product sales was slightly lower than the overall gross margin, but this was largely offset by higher gross margin contributions from other new businesses.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE
    Selling, general and administrative expense increased by $4.6 million from the prior period, and as a percent of sales increased to 32.7% from 30.2% for the same period in fiscal 1996. Hardie added $6.0 million in selling, general and administrative expense, which was partially offset by lower selling, general and administrative expense in other areas.

  OTHER INCOME, NET

    Other income, net decreased in amount during the three months due primarily to income received in the prior period as a result of a favorable settlement of a patent infringement lawsuit.

LIQUIDITY AND CAPITAL RESOURCES

    Working capital at May 2, 1997 was $116.1 million which represents a decrease of $81.2 million from the $197.3 million reported at May 3, 1996. The current ratio at May 2, 1997 was 1.23 versus 1.58 on May 3, 1996. The decrease in working capital resulted primarily from the $129.4 million increase in short-term borrowing as a result of the Hardie acquisition. This was partially offset by an increase in current assets.

    The Company's business is seasonal, with accounts receivable balances historically increasing between January and March as a result of extended payment terms made available to the Company's customers, and decreasing between April and June when payments become due. The Company's peak borrowing usually occurs between February and May. The Company's seasonal working capital requirements are funded with $190.0 million of unsecured bank credit lines. Additional bank debt of $150.0 million was arranged to fund the initial purchase price of the Hardie acquisition.

    Long-term debt at May 2, 1997 was $53.0 million, down $0.3 million from $53.3 million at May 3, 1996. At May 2, 1997, long-term debt included $50.0 million of 11% sinking fund debentures due August 2017, with sinking fund payments due annually August 1998 through August 2017, $3.0 million related to a variable rate industrial revenue bond due June 2004, with sinking fund payments due annually June 1997 through June 2004. Total debt at May 2, 1997 was $331.4 million, compared to $212.3 million at May 3, 1996, each of which reflects the Company's seasonal borrowing requirements. The total debt to total capital ratio increased from 50.2% to 59.3% as the result of increased short-term borrowing related to the Hardie acquisition. Total capitalization at May 2, 1997 consisted of $53.0 million of long-term debt, $278.4 million of short-term borrowing, including the current portion of long-term debt, and $227.7 million of stockholders' equity. The proceeds of this offering will be used to repay short-term bank debt and to redeem the 11% sinking fund debentures. See "Use of Proceeds."

    Management believes that the combination of funds available through its existing financing options, coupled with forecasted cash flows as well as the issuance of the Notes and Debentures offered hereby should provide the capital resources for its anticipated needs through fiscal 1997. Additional financing may be required in fiscal 1998.

    At October 31, 1996, cash provided by operating activities was $32.4 million as a result of reduced inventories and increased earnings. This was offset by increased accounts receivable attributed to timing of snowthrower and lawn and garden sales late in the year, expanded dealer direct financing programs through Toro Credit Company, and receivables resulting from the Company's new businesses. Cash used in investing activities declined slightly in 1996 from 1995. Cash used in financing activities was primarily for retirement of debt and purchases of the Company's stock and was offset by cash received from a forward starting interest rate exchange agreement.

    International sales are principally denominated in U.S. dollars; however, a portion of the Company's international sales are denominated in foreign currencies. To reduce the uncertainty of foreign currency exchange rate movements on these sales commitments, the Company enters into foreign exchange contracts.

    On December 2, 1996, the Company completed the acquisition of Hardie from James Hardie Limited of Australia. The purchase price was initially financed with bank debt. The proceeds of this offering will be used, in part, to repay the bank debt. See "Use of Proceeds." The purchase price is subject to adjustment based on changes in working capital and closing balance sheet audit adjustments. See Note 1 to "Selected Historical and Pro Forma Financial and Other Data". The Company expects the purchase to have a modest dilutive effect on earnings per share in 1997.

                                    BUSINESS

THE COMPANY

    The Toro Company is one of the world's leading producers of total solutions for outdoor landscapes for both residential and commercial markets. Drawing on its expertise in the production of lawn mowers and snowthrowers, the Company designs, manufactures and markets a full line of high quality residential and professional turf maintenance equipment and irrigation systems.

    In the residential market, Toro is a leading provider of outdoor care products for homeowners. Using brand names such as Toro-Registered Trademark-, Lawn Boy-Registered Trademark- and Toro-Registered Trademark- Wheel Horse-Registered Trademark-, the Company provides a full array of outdoor beautification products for the residential consumer. Products include gas, corded electric and battery powered walk behind mowers, riding mowers, yard and garden tractors, gas and corded electric snowthrowers, homeowner-installed irrigation systems, low voltage decorative lighting, and gas and electric hand-held appliances such as string trimmers, blower vacuums and hedge trimmers.

    In the commercial market, the Company has long-standing relationships with turf professionals which are built on an extensive understanding of the customer's business and agronomic needs, whether the customer is a public or private groundskeeper, golf course superintendent or landscape contractor. These professionals maintain some of the most prestigious and beautiful turf areas in the world including golf courses, sports fields and municipal properties as well as residential and commercial landscapes.

    The golf course turf management market continues to be an important and growing part of Toro's professional turf business. Toro believes that its "Total Integrated Solutions" approach of providing the industry's broadest line of products to feed, irrigate and mow turf, positions the Company as the preferred provider of turf maintenance products, services and systems. For example, Toro provides irrigation systems to 75 of the top 100 golf courses in the country as rated by GOLF DIGEST (May, 1997), and is the exclusive provider of turf maintenance equipment to the Valderrama Club de Golf, Spain, site of the 1997 Ryder Cup. In addition, Toro continues to build upon its leadership in the non-golf professional turf management business by offering superior mowing and irrigation products and services to help landscape contractors, municipalities and parks manage their large turf areas.

    The Company emphasizes quality, dependability and innovation in its products, manufacturing and marketing and supports them with an extensive service network. The Company's substantial funding of research and development, as well as its acquisition strategy, licensing and related agreements, all contribute to the Company's new product development efforts. Because of these efforts the Company believes it is highly responsive to trends affecting its target markets and a significant portion of its revenues in recent years has been attributable to its new products.

    The Company was incorporated in Minnesota in 1935 as the successor to a business founded in 1914. It was reincorporated in Delaware in 1983. The Company's executive offices are located at 8111 Lyndale Avenue South, Bloomington, Minnesota 55420, telephone number (612) 888-8801.

CONSUMER PRODUCTS

    The Company is an established leader in providing outdoor care products for homeowners around the world. Three strong brand names, Toro-Registered Trademark-, Lawn-Boy-Registered Trademark-, and
Toro-Registered Trademark- Wheel Horse-Registered Trademark-, provide a complete portfolio of outdoor care solutions for the residential customer.

    WALK-BEHIND MOWERS. Toro has manufactured walk-behind mowers for residential use since 1939. The Company manufactures numerous models of walk-behind mowers under its brand names Toro-Registered Trademark- and Lawn-Boy-Registered Trademark-, including both four-cycle and two-cycle engine models, and battery and electric models. Models differ as to cutting width, type of starter mechanism, type of bagging, controls and power sources, and are either self-propelled or push mowers.

    RIDING MOWERS AND LAWN AND GARDEN TRACTORS. The Company manufactures riding lawn mowers and lawn and garden tractors under its brand name
Toro-Registered Trademark- Wheel Horse-Registered Trademark- which range from an eight horsepower rear engine model to a 20 horsepower front engine model and are available with a variety of decks and accessory options.

    HOME SOLUTIONS PRODUCTS. The Company designs and markets electrical and gas powered products under the Toro-Registered Trademark- brand name for sale through mass merchandisers and "do-it-yourself" home improvement markets. These products, which include homeowner-installed low voltage lighting, flexible line trimmers and electric blowers, are intended to require little or no after sale service. Among recently introduced products are a complete line of handheld products which include a cordless trimmer, hedge trimmers, gas edgers, gas trimmers and a gas blower. The Company also provides a line of "do-it-yourself" irrigation products for the residential consumer.

    SNOW REMOVAL PRODUCTS. The Company designs, manufactures and markets lightweight and larger self-propelled, walk-behind snowthrowers and electric powered snowthrowers under the Toro-Registered Trademark- and Lawn-Boy-Registered Trademark- brand names. Single-stage snowthrowers, developed by the Company and first introduced in 1965, are walk-behind units with a lightweight gasoline engine or electric motor for general residential use. Two-stage snowthrowers are designed for relatively large areas with engines ranging from five to 12 horsepower.

PROFESSIONAL TURF PRODUCTS

    The Company is a leader in the quality and breadth of integrated products, systems and services including a broad range of innovative commercial equipment, irrigation systems, agronomic fertigation and recycling equipment.

    COMMERCIAL PRODUCTS. Professional turf maintenance equipment marketed under the Toro-Registered Trademark- brand name is the Company's oldest product line, which began in 1922 with the sale of tractor-pulled reel mowers to golf courses. Today the Company's product line includes products designed for the large turf areas of schools, parks, cemeteries, sports fields, plant sites, apartment buildings and townhouse complexes, as well as the Company's primary customer, golf courses. The Company is placing increasing emphasis on products targeting the sports field and landscape contractor markets.

    The Company offers a variety of golf course maintenance products tailored to meet a broad range of golf course maintenance needs, including turf sprayer equipment, riding and walk-behind reel mowers for putting greens, and riding and pull-behind large reel products for the fairway, as well as products for rough and trim cutting, turf aeration, and sandtrap/bunker maintenance. Other commercial products include riding rotary units with out-front cutting decks ranging from 52 inches to 16 feet, turf sweepers, and multi-purpose vehicles and attachments designed for flexibility.

    IRRIGATION PRODUCTS. Turf irrigation products marketed under the Toro-Registered Trademark- brand name include sprinkler heads and electric and hydraulic control devices designed for use in turf irrigation systems for the residential, commercial and golf course markets. These products may be installed as new irrigation systems or used to replace or retrofit existing systems. Most of the Company's product line is designed for underground irrigation systems whose sprinkler heads pop above ground when in operation. Recently introduced products include more efficient sprinkler heads and automatic electronic controllers for residential, commercial and golf course irrigation systems. The acquisition of Hardie further enhances the Company's product line for residential and commercial irrigation systems and also provides products for the agricultural micro-irrigation segment. The Company is currently evaluating its market strategies with respect to brand names in connection with the acquisition of Hardie. See "--Acquisitions and Alliances."

INTERNATIONAL OPERATIONS

    The Company distributes its products globally with sales and/or distribution offices in Canada, Belgium, the United Kingdom, Australia, Singapore, Japan, Italy and Greece. The Company's international division seeks to continue to expand the Company's sales and marketing presence in both developed and emerging markets as well as to develop new market-specific products. Emerging markets in Eastern Europe (such as the Czech Republic, Slovakia and Hungary) were added to the Company's distribution base in the last year.

ACQUISITIONS AND ALLIANCES

    A key element of the Company's growth strategy is to pursue strategic acquisitions and alliances that enhance its position as a leading provider of integrated solutions for the residential and professional turf maintenance and other outdoor landscape markets while reducing the impact of adverse weather patterns and economic cycles.
    ACQUISITIONS. On December 2, 1996, the Company announced the completion of the acquisition of Hardie from James Hardie Industries Limited of Australia. Hardie is a worldwide leader in the production and sale of irrigation systems to the commercial landscape market. Hardie manufactures products for all major segments of the irrigation market, except for the golf course market, and sells to distributors and retailers throughout the world. Hardie offers a broad range of irrigation products and has leading positions in valves and controllers worldwide. In Australia, Hardie has a leading position in hose, hose-end and micro-irrigation products. Toro expects the acquisition of Hardie to have a modest dilutive effect on earnings per share in 1997. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

    In 1996, Toro also acquired Liquid Ag Systems, a leader in fertigation systems, an eco-product that feeds turf through existing irrigation systems, resulting in healthier turf and less harmful runoff into ponds and streams than with dry fertilizers, and National Service Network, which provides technology and integrated services support to the Company's irrigation customers.

    On June 4, 1997, the Company announced that it had signed a non-binding letter of intent to acquire Exmark Manufacturing Company, Inc., a leading manufacturer of equipment for the professional landscape contractor industry. See "Recent Developments."

    ALLIANCES. The Company has teamed with Walt Disney World to provide turf expertise and equipment to maintain the grounds of the Disney's new Wide World of Sports complex at Disney World in Florida. A partnership with GeoFlow provided the Company with an important irrigation product for rootzone irrigation on median strips, recreation areas and residential properties that can reduce water usage by up to 50%. The Company also entered into alliances with Ryobi Outdoor Products and Maruyama Manufacturing, Inc., which expanded the Company's product lines in emerging markets such as the landscape contractor business.

MANUFACTURING

    Toro principally assembles outside manufactured products, however, proprietary products and processes (e.g., cutting reels) and higher volume products such as plastic moldings and mower decks are manufactured by the Company. The Company evaluates a number of factors when determining whether to manufacture products, assemble components purchased from suppliers or source the product through third party manufacturers, including the available lead times, asset utilization, shipping and labor costs. Many of the supplies and components for the Company's products are commercially available from a number of sources. The Company maintains long-term purchase arrangements with some key suppliers and any changes to the arrangements would require a period of time to reconfigure the products to utilize other available components.

    The Company bases its production schedules on customer orders, historical trends and current market information. For example, the Company generally manufactures its consumer spring and summer products in the winter and spring months and its consumer fall and winter products in the summer and fall months. The actual shipments of products ordered and the order cancellation rate are affected by weather conditions, consumer acceptance, the relative strength of competing products, marketing strategies and overall economic conditions.

    The Company continues to enhance the efficiency of its manufacturing processes, and has significantly increased its utilization of robotics, cellular manufacturing, and just-in-time sourcing of components. Five of the Company's facilities have received ISO 9000 quality certification, an international benchmark of quality processes.

DISTRIBUTION AND MARKETING
    The Company markets the majority of its products principally through approximately 40 domestic and 125 foreign distributors, as well as to retail dealers and a number of mass merchandisers worldwide. The Company's distribution systems for the sale of its products are intended to provide optimal market presence as well as effective after-market service.

    Toro-Registered Trademark- and Lawn-Boy-Registered Trademark- consumer products such as walk-behind power mowers and snowthrowers are sold to distributors for resale to retail dealers throughout the United States. Riding mowers and yard and garden tractors are primarily sold directly to dealers for resale. Home solutions products and most Lawn-Boy-Registered Trademark- products are sold directly to mass merchandisers and "do-it-yourself" home improvement retailers. Commercial and irrigation products are sold to distributors for resale to irrigation contractors, golf courses, municipalities and other commercial customers. Irrigation products are also sold through distributors to irrigation dealers and direct to irrigation dealers, mass merchandisers and "do-it-yourself" home improvement retailers for resale. Internationally, consumer products are sold to distributors for resale to retail dealers and mass merchandisers outside the United States, principally in Canada and Western Europe. Some irrigation and consumer products are sold directly to retail dealers in Canada, Australia and Western Europe.

    The Company believes that its portfolio of branded core product lines has gained wide market acceptance. Accordingly, the Company's marketing strategy is to maintain distinct and separate brands and brand identification for Toro-Registered Trademark-, Lawn-Boy-Registered Trademark- and
Toro-Registered Trademark- Wheel Horse-Registered Trademark- products. The Company is currently evaluating its marketing strategies with respect to the brand names acquired in connection with the acquisition of Hardie. The Company advertises its products during appropriate seasons throughout the year on television, radio and in print. Advertising is directly paid by the Company as well as through cooperative programs with distributors, dealers and mass merchants.

COMPETITION

    The markets in which the Company competes are highly competitive, with competition based primarily on product innovation, quality, service and pricing. Management believes that its commitment to product innovation, distribution systems, support and service and focus on its target markets position the Company to compete in these various markets. Management believes the Company offers high quality products with the latest technology and design innovations and provides high quality aftermarket support and service.

    The Company competes in all product lines with numerous manufacturers, many of which have substantially greater financial and other resources than the Company. The Company's most significant competitors for mowing and snow equipment are Ariens Company, Snapper Power Equipment (a division of ACT), Deere & Company and Sears, Roebuck and Co. The most significant competitor in home solutions products is Poulan/Weed Eater (a division of Electrolux AB). The Company's commercial products compete with products from numerous manufacturers, but the most significant competitors across most of the Company's commercial product lines are Deere & Company, Textron Jacobsen and Ransomes Sims & Jefferies PLC (based in the United Kingdom). The Company's principal competitors in irrigation products are Hunter Industries and Rain Bird Sprinkler Manufacturing Corporation.

    The international market is generally fragmented and the degree of competition varies among the different countries in which the Company markets its products. Most competitors in the irrigation and commercial product lines are based in the United States. Consumer product lines can face more competition where foreign competitors manufacture and market competing products in their countries at a lower cost. In addition, fluctuations in the value of the U.S. dollar may affect the price of the Company's products in such markets, thereby affecting their competitiveness.

RESEARCH AND DEVELOPMENT

    Management believes that the Company's research and development efforts are important to the quality, mix and growth of its businesses and plans to continue its strong commitment to such activities. To this end the Company has invested over $80 million in the last three years on research and development activities.

                           DESCRIPTION OF SECURITIES

    The following description of the particular terms of the Notes and Debentures offered hereby (referred to in the Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made. The particular terms of the Notes and Debentures offered by this Prospectus Supplement are described herein. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.

    The Notes will be limited to $75,000,000 aggregate principal amount and will
mature on             , 2007. The Debentures will be limited to $100,000,000
aggregate principal amount and will mature on             , 2027. The Notes and
Debentures will bear interest at the respective rates per annum shown on the
cover of this Prospectus Supplement from             , 1997 or from the most
recent interest payment date to which interest has been paid or provided for,
payable semiannually on                      and                      of each
year, commencing             , 1997, to the person in whose name such Security
(or any predecessor Security) is registered at the close of business on the
preceding           or                      , as the case may be, except that in
the case of Global Securities representing Notes and Debentures, such payment will be made in accordance with arrangements then in effect among the Company, the Trustee and the depositary.

    The covenants contained in the Indenture would not necessarily afford holders of the Notes and Debentures protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Notes and Debentures. The Notes and Debentures are new issues of securities with no established trading market and will not be listed on any securities exchange. No assurance can be given as to the existence or liquidity of a secondary market for the Notes or the Debentures.

REDEMPTION

    The Notes and Debentures will not be redeemable at the option of the holders thereof prior to maturity.

    The Notes and Debentures will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of
(i) 100% of the principal amount of the Notes or Debentures (as applicable) plus accrued interest thereon to the date of redemption or (ii) as determined by a Quotation Agent (as defined below), the sum of (x) the present value of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus (y) interest thereon, if any, accrued as of the date of redemption.

    "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus 0.50%.

    "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Notes or Debentures (as applicable) to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Securities.

    "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

    "Quotation Agent" means the Reference Treasury Dealer appointed by the Trustee after consultation with the Company. "Reference Treasury Dealer" means
(a) Goldman, Sachs & Co. and their successors; provided, however, that if the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer; and (b) any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Securities to be redeemed.

    Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or Debentures (as applicable) or portions thereof called for redemption.

SINKING FUND

    The Notes and Debentures will not be entitled to the benefit of any sinking fund.

BOOK-ENTRY SYSTEM

    The Notes and Debentures will each be issued in the form of one or more fully registered certificates registered in the name of Cede & Co., the nominee of The Depository Trust Company (the "Depositary"). Except as provided below, owners of beneficial interests in the certificates for the Securities registered in the name of the Depositary ("Global Securities") will not be entitled to have the Global Securities registered in their names and will not receive or be entitled to receive physical delivery of the Global Securities in definitive form. Unless and until definitive Securities are issued to owners of beneficial interests in the Global Securities, such owners of beneficial interests will not be recognized as holders of the Securities by the Trustee. Hence, until such time, owners of beneficial interests in the Global Securities will only be able to exercise the rights of holders indirectly through the Depositary and its participating organizations. Except as set forth below, the certificates may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any nominee to a successor of the Depositary or a nominee of such successor.

    The Depositary has advised the Company that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

    The Depositary advises that pursuant to procedures established by it (i) upon the issuance of the Securities by the Company, the Depositary will credit the accounts of participants designated by the Underwriters with the amount of the Global Securities purchased by the Underwriters, and (ii) ownership of beneficial interests in the certificates representing the Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to participants' interests) and the participants and the indirect participants (with respect to beneficial owners' interests). The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in such certificates is limited to such extent.

    Neither the Company, the Trustee, any Paying Agent, nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the certificates representing the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Principal and interest payments on the Global Securities registered in the name of the Depositary's nominee will be made by the Trustee to the Depositary's nominee as the registered owner of the certificates relating to the Global Securities. The Indenture provides that the Company and the Trustee will treat the persons in whose names the Global Securities are registered (the Depositary or its nominee) as the owners of the Global Securities for the purpose of receiving payment of principal and interest on the Global Securities and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Global Securities to owners of beneficial interests in the certificates relating to the Global Securities. The Depositary has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the certificates relating to the Global Securities, as shown on the records of the Depositary. Payments by participants and indirect participants to owners of beneficial interests in the certificates relating to the Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants or indirect participants.

    If the Depositary is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company, the Company will issue Securities in definitive form in exchange for the total amount of the certificates representing the Global Securities. In addition, the Company may at any time determine not to have Securities represented by Global Securities and, in such event, the Company will issue Securities in definitive form in exchange for the total amount of the certificates representing the Global Securities. In addition, if any event shall have happened and be continuing that constitutes an Event of Default with respect to the Securities, the owners of beneficial interests in certificates for the Global Security will be entitled to receive Securities in certificated form in exchange for the Book-Entry certificate or certificates representing the Global Securities. In any such instance, an owner of a beneficial interest in such certificates will be entitled to physical delivery in definitive form of Securities equal in amount to such beneficial interest and to have such Securities registered in its name.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes and Debentures set forth opposite its name below:

                                                                                    PRINCIPAL
                                                                                      AMOUNT      PRINCIPAL AMOUNT
                                  UNDERWRITER                                        OF NOTES      OF DEBENTURES
--------------------------------------------------------------------------------  --------------  ----------------
Goldman, Sachs & Co.............................................................  $               $
BancAmerica Securities, Inc.....................................................
Nationsbanc Capital Markets, Inc................................................
                                                                                  --------------  ----------------
    Total.......................................................................  $   75,000,000  $    100,000,000
                                                                                  --------------  ----------------
                                                                                  --------------  ----------------

    Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes and Debentures, if any are taken.

    The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
     % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Underwriters propose to offer the Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the Debentures. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
     % of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Notes and Debentures are new issues of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes and the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or the Debentures.

    In connection with the offering, the Underwriters may purchase and sell the Notes and Debentures in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Securities; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Securities than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Securities sold in the offering may be reclaimed by the Underwriters if such Securities are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

    From time to time in the ordinary course of their businesses, affiliates of certain of the Underwriters have engaged and may in the future engage in general financing and banking transactions with the

Company and its affiliates. The net proceeds of this offering will be used in part to reduce borrowings under the Company's revolving credit facilities under which affiliates of BancAmerica Securities, Inc. and Nationsbanc Capital Markets, Inc. are lenders. See "Use of Proceeds." This offering is being conducted in accordance with applicable Conduct Rules of the National Association of Securities Dealers, Inc.

    Certain of the Underwriters have provided from time to time, and may provide in the future, investment banking services to the Company and its affiliates, for which such Underwriters have received and will receive customary fees and commissions.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    Certain legal matters regarding the Notes and Debentures will be passed upon for the Company by Doherty, Rumble & Butler Professional Association, Minneapolis, Minnesota, and for the underwriters by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

                                    EXPERTS

    The consolidated financial statements and schedule of The Toro Company and subsidiaries as of October 31, 1995 and 1996 and for the years ended July 31, 1994 and 1995, the three months ended October 31, 1995 and the year ended October 31, 1996, incorporated by reference herein, have been incorporated herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The combined financial statements of James Hardie Irrigation, Inc., James Hardie Irrigation Pty Limited and James Hardie Irrigation Europe S.p.A. as of December 1, 1996 and for the year then ended, incorporated by reference herein, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

[LOGO]                            $250,000,000

                                THE TORO COMPANY

                                DEBT SECURITIES
                                  COMMON STOCK
                                    WARRANTS
                              UNITS OF SECURITIES
                                 -------------

    The Toro Company (the "Company") may from time to time offer (i) its debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities"), (ii) shares of its common stock, $1.00 par value per share (the "Common Stock"), (iii) warrants to purchase Debt Securities or Common Stock (the "Warrants") and (iv) units ("Units") consisting of two or more of the foregoing securities, with an aggregate initial public offering price of up to $250,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, on terms to be determined at the time of sale. The Debt Securities, Common Stock, Warrants and Units (collectively, the "Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (a "Prospectus Supplement").

    The specific terms of the Securities for which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denominations, maturity, premium, rate and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, covenants, terms for conversion or exchange into shares of Common Stock and the initial public offering price; (ii) in the case of shares of Common Stock, the initial public offering price; (iii) in the case of Warrants, the duration, offering price, exercise price and detachability, and
(iv) in the case of Units, a description of the Securities comprising such Units and the offering price thereof. Units may be issued in amounts, at prices, on terms and containing such conditions, covenants and other provisions, and consisting of such Securities, as will be set forth in a Prospectus Supplement.

    The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

    The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable fee, commission, purchase price or discount arrangements with them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Securities.
                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------
                  The date of this Prospectus is June 9, 1997.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND THEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF SUCH PROSPECTUS OR PROSPECTUS SUPPLEMENT OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF SUCH PROSPECTUS OR PROSPECTUS SUPPLEMENT.

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (located at http://www.sec.gov) which includes reports, proxy statements and other information filed electronically by registrants, including the Company, with the Commission. The Company's Common Stock is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus and any Prospectus Supplement do not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement, including the exhibits and schedules thereto, which may be inspected without charge at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates. Statements contained herein or in any Prospectus Supplement concerning any document filed as an exhibit to the Registration Statement do not purport to be complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                                 --------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated in and made a part of this Prospectus by reference: (i) Annual Report on Form 10-K for the fiscal year ended October 31, 1996; (ii) Quarterly Report on Form 10-Q for the three months ended January 31, 1997; (iii) Current Report on Form 8-K dated December 16, 1996; and (iv) Amendment No. 2 to Current Report on Form 8-K dated June 6, 1997.

    All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of this Prospectus and any Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to N. Jeanne Ryan, Assistant Secretary, The Toro Company, 8111 Lyndale Avenue South, Bloomington, Minnesota 55420. Telephone requests may be directed to (612) 888-8801.

                                 --------------

                                  THE COMPANY

    The Toro Company is a leading manufacturer of consumer lawn mowers, snowthrowers, trimmers, commercial mowing and turf maintenance equipment and underground automatic irrigation systems. These products are sold under the Toro-Registered Trademark-, Wheel Horse-Registered Trademark-, Lawn-Boy-Registered Trademark- and other brand names to the consumer market and professional market, which includes entities that manage or construct golf courses, parks and other large turf areas. The consumer product line includes walk-behind mowers; riding mowers and lawn and garden tractors; electrical home improvement products, such as low voltage lighting, electric trimmers and leaf blowers; and snow removal products. The professional product line includes commercial products for professional turf and golf course maintenance, such as precision cutting mowers and turf aeration equipment, and irrigation products such as sprinkler heads and control devices for underground irrigation systems. The Company sells most of its products through domestic and foreign distributors and mass merchandisers.

    The Company was incorporated in Minnesota in 1935 as the successor to a business founded in 1914. It was reincorporated in Delaware in 1983. The Company's executive offices are located at 8111 Lyndale Avenue South, Bloomington, Minnesota 55420, telephone number (612) 888-8801. Unless the context indicates otherwise, the term "Company" refers to The Toro Company and its subsidiaries. The Company finances a significant portion of its receivables through Toro Credit Company, its wholly owned consolidated finance subsidiary ("Toro Credit").

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratios (unaudited) of earnings to fixed charges for the Company and its consolidated subsidiaries for each of the four fiscal years ended July 31, 1995, for the three month transition period ended October 31, 1995, for the fiscal year ended October 31, 1996 and for the three months ended January 31, 1997.

                                                                         TRANSITION                   THREE
                                                                           PERIOD                    MONTHS
                                            YEAR ENDED JULY 31,             ENDED     YEAR ENDED      ENDED
                                     ----------------------------------  OCTOBER 31,  OCTOBER 31,  JANUARY 31,
                                       1992       1993    1994    1995      1995         1996         1997
                                     ---------   ------  ------  ------  -----------  -----------  -----------
Ratio of earnings to fixed
  charges(1).......................     -- (2)     2.12    3.32    5.10       3.02         4.60         2.12

--------------

(1) Earnings consist of pre-tax earnings plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expense and premium, and that portion of rentals representative of interest.

(2) For fiscal year ended July 31, 1992, earnings were insufficient to cover fixed charges by $34,903,000.

                                USE OF PROCEEDS

    Except as otherwise provided in the applicable Prospectus Supplement, the net proceeds received by the Company from the sale of the Securities will be utilized by the Company as required from time to time for working capital and expansion of the businesses of the Company and its subsidiaries, including Toro Credit, for the repayment of existing indebtedness and for other general corporate purposes. To the extent not theretofore utilized, the net proceeds received by the Company may be placed in short-term investments, including commercial paper and certificates of deposit, or utilized to reduce other short-term borrowings. Except as may be indicated in the applicable Prospectus Supplement, no specific determination has been made as to the use of the proceeds of the Securities in respect of which this Prospectus is being delivered.

                         DESCRIPTION OF DEBT SECURITIES

    The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may not apply thereto will be described in the Prospectus Supplement relating to such Offered Debt Securities.

    The Debt Securities are to be issued in one or more series under an Indenture dated as of January 31, 1997 (the "Indenture") between the Company and First Trust National Association, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entireties by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions or defined terms in the Indenture are referred to herein, such provisions or defined terms are incorporated by reference herein.

GENERAL

    The Indenture does not limit the amount of Debt Securities which can be issued thereunder and provides that Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. The Indenture does not limit the amount of other indebtedness or securities, other than certain secured indebtedness as described below, which may be issued by the Company. All Debt Securities will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. The Trustee will authenticate and deliver Debt Securities executed and delivered to it by the Company as set forth in the Indenture.

    Reference is made to the related Prospectus Supplement for the following and other possible terms of each series of the Offered Debt Securities in respect of which this Prospectus is being delivered: (i) the title of the Offered Debt Securities; (ii) any limit upon the aggregate principal amount of the Offered Debt Securities; (iii) if other than 100% of the principal amount, the percentage of their principal amount at which the Offered Debt Securities will be offered; (iv) the date or dates on which the principal of the Offered Debt Securities will be payable; (v) the rate or rates (or method of determination thereof), if any, at which the Offered Debt Securities will bear interest, the date or dates from which any such interest will accrue and on which such interest will be payable, and, with respect to Offered Debt Securities in registered form, the record dates for the determination of the holders to whom interest is payable; (vi) if other than as set forth herein, the place or places where the principal of and interest, if any, on the Offered Debt Securities will be payable; (vii) the price or prices at which, the period or periods within which and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company, pursuant to any sinking fund or otherwise; (viii) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon maturity or acceleration of the maturity thereof; (ix) the obligation, if any, of the Company to redeem, purchase or repay the Offered Debt Securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a holder thereof; (x) whether the Offered Debt Securities will be issuable in registered or bearer form or both, and the rights of the holders to exchange the Offered Debt Securities in bearer form for the Offered Debt Securities in registered form and vice versa and the circumstances under which any such exchanges, if permitted, may be made; (xi) whether and under what circumstances the Company will pay additional amounts on the Offered Debt Securities held by a person who is not a U.S. Person in respect of taxes or similar charges withheld or deducted and, if so, whether the Company will have the option to redeem the Offered Debt Securities rather than pay such additional amounts; (xii) whether and under what circumstances the Offered Debt Securities are convertible into Debt Securities of a different series; (xiii) information with respect to Warrants, if any;
(xiv) the currency or currency unit in which the Offered Debt Securities are issued or payable; (xv) whether the Offered Debt Securities will be represented in whole or in part by one or more global notes registered in the name of a depositary or its nominee; and (xvi) any other terms or conditions not inconsistent with the provisions of the Indenture upon which the Offered Debt Securities will be offered. "Principal" when used herein includes, when appropriate, the premium, if any, on the Debt Securities.

    One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable thereto will be described in the Prospectus Supplement or Prospectus Supplements relating to any such series of Debt Securities. In general, federal income tax consequences applicable to a series of Debt Securities will be described in the Prospectus Supplement relating thereto, to the extent applicable.

    Unless otherwise provided in the Prospectus Supplement relating to any Offered Debt Securities, principal and interest, if any, will be payable, and the Debt Securities will be transferable or exchangeable, at the office or offices or agency maintained by the Company for such purposes, provided that payment of interest on any registered Debt Securities will be paid at such place of payment by check mailed to the persons entitled thereto at the addresses of such persons appearing on the Debt Securities register. Interest on registered Debt Securities will be payable on any interest payment date to the persons in whose name the Debt Securities are registered at the close of business on the record date with respect to such interest payment date.

    The Debt Securities may be issued in registered form or, if provided by a supplement to the Indenture, in bearer form or both as specified in the terms of the series. Additionally, the Debt Securities may be represented in whole or in part by one or more global notes registered in the name of a depositary or its nominee and, if so represented, beneficial interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by the designated depositary and its participants.

    The Debt Securities offered hereby will be issued in denominations of $1,000 or any whole multiple of $1,000 or the equivalent thereof in foreign denominated currency or currency units, unless otherwise specified in the Prospectus Supplement relating to any Debt Securities.

    The Indenture requires the annual filing by the Company with the Trustee of a certificate as to compliance with certain covenants contained in the Indenture.

    The Company will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation of the Company to purchase Offered Debt Securities at the option of the holders thereof. Any such obligation applicable to a series of Debt Securities will be described in the Prospectus Supplement or Prospectus Supplements relating thereto.

    The Company may at any time purchase Debt Securities at any price in the open market or otherwise. Debt Securities so purchased by the Company may, at its sole option, be held, resold or surrendered to the Trustee in satisfaction of any sinking fund payment obligation or for cancellation.

    Unless otherwise described in a Prospectus Supplement relating to any Offered Debt Securities, there are no covenants or provisions contained in the Indenture which may afford the holders of Offered Debt Securities direct protection in the event of a highly leveraged transaction involving the Company.

EXCHANGE AND TRANSFER

    At the option of the holder, subject to the terms of the Indenture and the limitations applicable to Global Securities (as defined in the Indenture), Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of like tenor and aggregate principal amount.

    Subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar (as defined in the Indenture) or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected by the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for the Debt Securities of each series.

    If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing, or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part.

RESTRICTIVE COVENANTS

    LIMITATIONS ON LIENS

    Unless otherwise indicated in a Prospectus Supplement, the Company will covenant that, so long as any of the Debt Securities of a series remain outstanding, the Company will not, and will not permit any Restricted Subsidiary (as defined below) to, issue, incur, create, assume or guarantee, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any Principal Property (as defined below) of the Company or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares or indebtedness are existing or owned at the date of the Indenture or are thereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guarantee of any such secured debt, or the grant of a mortgage with respect to any such indebtedness, that the Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Restricted Subsidiary ranking equally with the Securities) shall be secured equally and ratably with (or prior to) such secured debt. The foregoing restriction, however, will not apply to:

        (a) mortgages on property existing at the time of acquisition thereof by the Company or any Subsidiary (as defined below);

        (b) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

        (c) mortgages on property, shares of stock or indebtedness existing at the time of acquisition thereof by the Company or a Restricted Subsidiary or mortgages thereon to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements, or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction, or the making of such improvements;

        (d) mortgages to secure indebtedness owing to the Company or to a Restricted Subsidiary;

        (e) mortgages existing at the date of the Indenture;

        (f) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary;

        (g) mortgages in favor of certain governmental subdivisions or agencies to secure indebtedness incurred to finance the purchase, construction or improvement of the property subject to such mortgages;

        (h) mortgages created in connection with the acquisition of assets or a project financed with, and created to secure; a Nonrecourse Obligation (as defined below);

        (i) extensions, renewals, refinancings or replacements of the foregoing any mortgage referred to in the foregoing clauses (a), (b), (c), (e), (f),
    (g) and (h) provided, however, that any
    mortgages permitted by any of the foregoing clauses (a), (b), (c), (e), (f),
    (g) and (h) shall not extend to or cover any property of the Company or such Restricted Subsidiary, as the case may be, other than the property, if any, specified in such clauses and improvements thereto, and provided further that any refinancing or replacement of any mortgages permitted by the foregoing clauses (g) and (h) shall be of the type referred to in such clauses (g) and (h), as the case may be.

    Notwithstanding the restrictions described in the preceding paragraph, the Company or any Restricted Subsidiary will be permitted to issue, incur, create, assume or guarantee debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Securities, provided that after giving effect thereto, the aggregate amount of all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (i) above) does not exceed 10% of the Consolidated Net Tangible Assets (as defined below) of the Company as most recently determined on or prior to such date.

    RESTRICTIONS ON SALE AND LEASEBACKS

    Unless otherwise indicated in a Prospectus Supplement, the Company will covenant that, so long as any of the Debt Securities of a series remain outstanding, the Company will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction (as defined below) with respect to any Principal Property unless: (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt (as defined below) with respect to such Sale and Leaseback Transaction, without equally and ratably securing the Debt Securities; or (b) the Company shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Leaseback Transaction within 270 days of such sale to either (or a combination of) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of the Company or a Restricted Subsidiary that matures more than 12 months after the creation of such indebtedness or the purchase, construction or development of other comparable property.

    LIMITATION ON SUBSIDIARY DEBT

    Unless otherwise indicated in a Prospectus Supplement, the Company will covenant that it will not permit any Subsidiary (other than Toro Credit, or any successor finance Subsidiary so long as such Subsidiary or successor has no operating assets and is engaged solely in financing activities) to Incur (as defined below) or have any Debt except: (a) Debt outstanding on the date of the Indenture; (b) Debt issued to and held by the Company or a Wholly Owned Subsidiary (as defined below); (c) Debt Incurred by a Person (as defined in the Indenture) prior to the time such Person became, merges into, or consolidates with a Subsidiary, or a Subsidiary merges into or consolidates with such Person and thereby such Person becomes a Subsidiary; (d) Debt which is exchanged for, or the proceeds of which are used to refinance or refund, any Debt permitted to be outstanding pursuant to clauses (a) through (c) above (or any extension or renewal thereof), in an aggregate principal amount not to exceed the principal amount of the Debt so exchanged, refinanced or refunded and provided such refinancing or refunding Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued (x) does not provide for payments of principal at the stated maturity of such Debt or by way of a sinking fund applicable to such Debt or by way of any mandatory redemption, defeasance, retirement or repurchase of such Debt by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the stated maturity of the Debt being refinanced or refunded and (y) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such Debt at the option of the holder thereof prior to the stated maturity of the Debt being refinanced or refunded, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by the Company) which is conditioned upon the change of control of the Company; and (e) Debt having a principal amount and liquidation value not in excess of 20% of the Consolidated Net Tangible Assets of the Company.

    CERTAIN DEFINITIONS APPLICABLE TO COVENANTS

    The term "Attributable Debt" means, at the time of determination, the present value of the total net amount of rent and other payments required to be paid under a lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum (in the case of Original Issue Discount Securities (as defined in the Indenture), the imputed interest rate) borne by the Debt Securities of each series outstanding pursuant to the Indenture compounded semi-annually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) and the net amount determined assuming no such termination.

    The term "Consolidated Net Tangible Assets" means, as of any particular time, total assets (excluding applicable reserves and other properly deductible items) less: (a) total current liabilities, except for (1) notes and loans payable, (2) current maturities of long-term debt, and (3) current maturities of obligations under capital leases; and (b) goodwill, patents and trademarks, to the extent included in total assets; all as set forth on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries and computed in accordance with generally accepted accounting principles.

    The term "Debt" means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) the maximum fixed redemption or repurchase price of redeemable stock of such Person at the time of determination, (vi) every obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

    The term "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have the meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

    The term "Nonrecourse Obligation" means indebtedness or other obligations substantially related to (i) the acquisition of assets not previously owned by the Company or any Restricted Subsidiary or (ii) the financing of a project involving the development or expansion of properties of the Company or any Restricted Subsidiary, as to which the obligee with respect to such indebtedness or obligation has no recourse to the Company or any Restricted Subsidiary or any assets of the Company or any Restricted Subsidiary other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

    The term "Principal Property" means the land, land improvements, buildings and fixtures (to the extent they constitute real property interests), (including any leasehold interest therein) constituting the principal corporate office, any manufacturing facility, or any distribution center (whether now owned or hereafter acquired) which: (a) is owned by the Company or any Subsidiary; (b) is located within the United States; (c) has not been determined in good faith by the Board of Directors of the Company not to be materially important to the total business conducted by the Company and its Subsidiaries taken as a whole; and (d) has a market value on the date as of which the determination is being made in excess of 1.0% of Consolidated Net Tangible Assets of the Company as most recently determined on or prior to such date.

    The term "Restricted Subsidiary" means any Subsidiary which owns any Principal Property which has a market value on the date as of which the determination is being made in excess of 2.0% of Consolidated Net Tangible Assets of the Company as most recently determined on or prior to such date.

    The term "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person.

    The term "Subsidiary" means any corporation of which at least a majority of the outstanding voting stock having the power to elect a majority of the board of directors of such corporation is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

    The term "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding capital stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "successor Person"), and may not permit any Person to consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (i) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes the Company's obligations on the Debt Securities and under the Company's obligations on the Debt Securities and under the Indenture, (ii) immediately after giving effect to the transaction, no Event of Default (as defined below), and not event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if, as a result of the transaction, property of the Company would become subject to a mortgage, pledge, lien, security interest or other encumbrance that would not be permitted under the limitation on mortgage, pledge, lien, security interest or other encumbrance described above under "Restrictive Covenants," the Company takes such steps as shall be necessary to secure the Securities equally and ratably with (or prior to) the indebtedness secured by such mortgage, pledge, lien, security interest or other encumbrance and (iv) certain other conditions are met.

EVENTS OF DEFAULT

    An Event of Default with respect to the Debt Securities of any series is defined in the Indenture as: (i) default in the payment of any interest upon any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; or (ii) default in the payment of the principal of or any premium on any Debt Security of that series at its Maturity; or (iii) default in the deposit of any sinking fund payment, when and as due by the terms of a Debt Security of that series; or (iv) default in the performance, or breach, of any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this paragraph specifically dealt with or which has expressly been included in the Indenture solely for the benefit of series of Securities other than that series) and continuance of such default or breach for a period of 30 days after there has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 10% in principal amount of the outstanding Debt Securities of that series a written notice as provided in the Indenture; or (v) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company (including a default with respect to Securities of any series other than that series), or under any mortgage, indenture or instrument (including the Indenture) under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company having an aggregate principal amount outstanding of at least $10 million, whether such indebtedness now exists or shall hereafter be created, which default (A) shall constitute a failure to pay any portion of the principal of such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto or (B) shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without, in the case of clause (A), such indebtedness having been discharged or without, in the case of clause (B), such indebtedness having been discharged or such acceleration having been rescinded orannulled, in each such case, within a period of 10 days after there shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in principal amount of the outstanding Debt Securities of that series a written notice as provided in the Indenture specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled, as the case may be, or (vi) certain events of bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary. Additional Events of Default may be prescribed for the benefit of holders of certain series of Debt Securities which, if prescribed, will be described in the Prospectus Supplement relating to such Debt Securities.

    If a default occurs under the Indenture with respect to Debt Securities of any series, the Trustee will give the holders of Debt Securities of such series notice of such default as and to the extent provided by the Trust Indenture Act of 1939; provided, however, that in the case of any default of the character specified in clause (iv) of the preceding paragraph with respect to Debt Securities of such series, no such notice to holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this paragraph, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Debt Securities of such series.

    The Indenture provides that if an Event of Default (other than an Event of Default described in clause (vi) of the second preceding paragraph) with respect to any series of Debt Securities shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of Debt Securities of that series then outstanding by notice as provided in the Indenture may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities (as defined), such portion of the principal amount as may be specified in the term of that series) of all the Debt Securities of that series to automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modification and Waiver."

    Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of that series, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for security for indemnification and certain limitations contained in the Indenture, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by an Event of Default will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series.

    No holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (i) such holder has previously given the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series, (ii) the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding within 60 days after its receipt of such notice, request, and offer and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request. However, the right of a holder of any Debt Security to receive payment of the principal of and any interest on such Debt Security on or after the due dates expressed in such Debt Security, or to institute suit for the enforcement of any such payment on or after such dates, shall not be impaired without the consent of such holder.

    The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to the best of their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.

SATISFACTION AND DISCHARGE OF INDENTURE

    The Indenture with respect to any series (except for certain specified surviving obligations) will be satisfied and discharged upon the satisfaction of certain conditions, including the deposit with the Trustee of money sufficient for the payment or redemption of all the Debt Securities of such series in accordance with the Indenture and terms of the Debt Securities of such series.

MODIFICATION AND WAIVER

    The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Debt Securities of each affected series at the time outstanding, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or any supplemental indenture with respect to the Debt Securities of such series or modifying in any manner the rights of the holders of the Debt Securities of such series; provided that no such supplemental indenture may, without the consent of the holder of each outstanding Debt Security affected thereby, (i) change the Stated Maturity (as defined in the Indenture) of the principal of, or any installment of principal of or interest on, any Debt Security, (ii) reduce the principal amount of, or any premium or interest on, any Debt Security, (iii) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity (as defined in the Indenture) thereof, (iv) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (vi) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture, (vii) reduce the percentage in principal amount of outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (viii) modify such provisions with respect to modification and waiver.

    The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive compliance by the Company with certain restrictive provisions of the Indenture. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the holder of each outstanding Debt Security of such series affected.

    The Indenture provides that in determining whether the holders of the requisite principal amount of the outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the U.S. dollar equivalent, determined as of such date in the manner of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the holders and those that have been fully defeased pursuant to Section 13.02 of the Indenture, will not be deemed to be outstanding.

    Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the holders of outstanding Debt Securities of any series entitled to give or take any demand, authorization, direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders of a particular series, such action may be taken only by persons who are holders of outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time.

DEFEASANCE AND COVENANT DEFEASANCE

    The Indenture provides, that, if such provision is made applicable to the Debt Securities of a series, then the Company may elect either (a) to terminate (and be deemed to have satisfied) all its obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary of mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, to compensate and indemnify the Trustee and to punctually pay or cause to be paid the principal of, and interest on, all Debt Securities of such series when due) ("Defeasance") or (b) to be released from its obligations described above under "Limitations on Liens", "Restrictions on Sale and Leasebacks" and "Limitation on Subsidiary Debt" and certain requirements as to maintenance of Principal Properties and payment of taxes and other claims ("Covenant Defeasance"), upon the deposit with the Trustee, in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms (without consideration of any reinvestment) will provide money, in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and interest, if any, on the Outstanding Debt Securities of such series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an opinion of counsel with regard to certain matters, including an opinion to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and discharge and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and Defeasance or Covenant Defeasance, as the case may be, had not occurred. The Prospectus Supplement may further describe the provisions, if any, permitting Defeasance or Covenant Defeasance with respect to the Debt Securities of any series.

GOVERNING LAW

    The Indenture and the Debt Securities will be governed by and construed in accordance with the law of the State of New York.

CONCERNING THE TRUSTEE

    The Company presently does, and may from time to time in the future, maintain lines of credit and have customary banking relationships with affiliates of First Trust National Association, the Trustee under the Indenture. The Company has debt securities outstanding under another indenture for which the Trustee is serving as trustee and the Trustee may serve as trustee for other debt securities issued by the Company from time to time.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 35,000,000 shares of Common Stock, par value $1.00 per share; 1,000,000 shares of Voting Preferred Stock, par value $1.00 per share; and 1,000,000 shares of Non-Voting Preferred Stock, par value $1.00 per share, of which 150,000 shares are designated as Series A $11.28 Cumulative Non-Voting Preferred Stock (the "Series A Preferred Stock"). The Board of Directors has adopted a certificate of designation with respect to a series of 150,000 shares of Voting Preferred Stock, the Series B Junior Participating Voting Preferred Stock, $1.00 par value (the "Series B Preferred Stock"), in connection with the Company's Rights Agreement dated June 14, 1988 (the "Rights Agreement"). See "--Rights Plan."

    The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporation Law and the Company's Certificate of Incorporation, as amended.

COMMON STOCK

    At May 30, 1997, there were 12,076,474 shares of Common Stock outstanding. All outstanding shares of Common Stock are, and the shares offered hereby, when issued, will be fully paid and nonassessable. All holders of Common Stock have voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock do not have the right to cumulate votes in the election of directors and do not have a right of redemption or any preferential right of subscription for any securities of the Company, except as described below under "Rights Plan."

    Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

PREFERRED STOCK

    At May 30, 1997, there were no shares of Series A Preferred Stock or Series B Preferred Stock outstanding. Previously outstanding shares of Series A Preferred Stock have been redeemed and may not be reissued as Series A Preferred Stock; however, the Board of Directors is authorized to retire such series in which case the shares previously designated as such series shall assume the status of authorized but unissued shares of Preferred Stock. The Series B Preferred Stock is issuable in accordance with the terms of the Company's Rights Agreement. See "Rights Plan" below.

    The Board of Directors has the authority, in most instances without further stockholder action, to issue from time to time all or any part of the authorized Preferred Stock. Additional Preferred Stock is issuable in one or more series, and the Board of Directors is authorized to determine the designation of and number of shares in each series and to fix the dividend, redemption, liquidation, retirement, conversion and voting rights, if any, of such series, and any other rights and preferences thereof. Any shares of Preferred Stock which may be issued may have disproportionately high voting rights or class voting rights, may be convertible into shares of Common Stock and may rank prior in right to shares of Common Stock as to payment of dividends and upon liquidation. Although the issuance of additional Preferred Stock may have an adverse effect on the rights (including voting rights) of holders of Common Stock, the consent of the holders of Common Stock would not be required for any such issuance of Preferred Stock. In addition, the issuance of additional Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plans to issue any Preferred Stock, except as provided for in the Rights Agreement. See "--Rights Plan."

RIGHTS PLAN

    On June 14, 1988, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock to holders of record on June 24, 1988. Each Right entitles the registered holder to purchase from the Company, at a price of $85, one one-hundredth of a share of Series B Preferred Stock subject to adjustment as provided in the Rights Agreement. Pursuant to the Rights Agreement, one Right attaches to and trades together with each share of Common Stock issued by the Company, including any shares of Common Stock offered hereby.

    Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be attached to the Common Stock and will be evidenced by the Common Stock certificate.

    Until the Distribution Date, the Rights will be transferred with and only with the Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. The Rights are not exercisable until the Distribution Date. The Rights will expire on June 14, 1998 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company.

    In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right will thereafter have the right to receive, upon the exercise at the then current exercise price of the Right, shares of common stock of the acquiring company which at the time of such transaction have a market value of two times the exercise price of the Right. In the event that (i) any person becomes an Acquiring Person (unless such person first acquires 20% or more of the outstanding Common Stock by a purchase pursuant to a tender offer for all of the Common Stock for cash, which purchase increases such person's beneficial ownership to 80% or more of the outstanding Common Stock) or (ii) during such time as there is an Acquiring Person, there shall be any reclassification of securities or recapitalization or reorganization of the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise Common Stock having a market value of two times the exercise price of the Right.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Series B Preferred Stock (or of a share of a class or series of the Company's Preferred Stock having equivalent rights, preferences and privileges), per Right.

    At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). In addition, if a bidder who does not beneficially own more than 1% of the Common Stock (and who has not within the past year owned in excess of 1% of the Common Stock and, at a time he held such greater than 1% stake, disclosed, or caused the disclosure of, an intention which relates to or would result in the acquisition or influence of control of the Company) proposes to acquire all of the Common Stock (and all other shares of capital stock of the Company entitled to vote with the Common Stock in the election of directors or on mergers, consolidations, sales of all or substantially all of the Company's assets, liquidations, dissolutions or windings up) for cash at a price which a nationally recognized investment banker selected by such bidder states in writing is fair, and such bidder has obtained written financing commitments (or otherwise has financing) and complies with certain procedural requirements, then the Company, upon the request of the bidder, will hold a special stockholders meeting to vote on a resolution requesting the Board of Directors to accept the bidder's proposal. If a majority of the outstanding shares entitled to vote on the proposal vote in favor of such resolution, then for a period of 60 days after such meeting the Rights will be automatically redeemed at the Redemption Price immediately prior to the consummation of any tender offer for all of such shares at a price per share in cash equal to or greater than the price offered by such bidder. No redemption will be permitted or required after the acquisition by any person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Stock. Immediately upon redemption, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation, the right to vote or to receive dividends.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at an equitable price and which is otherwise in the best interests of the Company and its stockholders, as determined by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, redeem the Rights at any time until there is an Acquiring Person.

    The foregoing summary of certain terms of the Rights is qualified in its entirety by reference to the Rights Agreement, a copy of which is incorporated by reference as an exhibit to the Registration Statement.

CHANGE OF CONTROL

    Certain provisions of the Company's Certificate of Incorporation may have the effect of preventing, discouraging or delaying any change in the control of the Company. The following provisions may have anti-takeover effects: (a) the Board of Directors is classified into three classes, each of which serves for three years, with one class being elected each year; (b) directors may be removed only for cause and only with the approval of holders of at least 80% of the then outstanding shares of the capital stock entitled to vote generally in the election of directors ("Voting Stock"); (c) any vacancy on the Board may be filled only by the remaining directors then in office; (d) stockholder action must be taken at a meeting of stockholders and stockholders may not act by written consent; (e) special meetings of stockholders of the Company may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board; (f) a "fair price" provision requires the approval by the holders of 80% of the then outstanding Voting Stock as a condition for mergers and certain other business combinations of the Company with any holder of more than 10% of such voting power (an "Interested Stockholder") unless either (i) the transaction is approved by a majority of the members of the Board of Directors who are unaffiliated with the Interested Stockholder and were members of the Board of Directors prior to the time the Interested Stockholder became an Interested Stockholder or (ii) certain minimum price and procedural requirements are met; and (g) the stockholder vote required to alter, amend or repeal the foregoing provisions is 80% of the then outstanding Voting Stock.

    These provisions, individually and collectively, will make difficult and may discourage a merger, tender offer or proxy fight, even if such transaction or occurrence may be favorable to the interests of the stockholders, and may delay or frustrate the assumption of control by a holder of a large block of the Common Stock and the removal of incumbent management. Furthermore, these provisions may deter or could be utilized to frustrate a future takeover attempt which is not approved by the incumbent Board of Directors, but which the holders of a majority of the shares may deem to be in their best interests or in which stockholders may receive a substantial premium for their stock over prevailing market prices of such stock. By discouraging takeover attempts, these provisions might have the incidental effect of inhibiting certain changes in management (some or all of the members of which might be replaced in the course of a change of control) and also the temporary fluctuations in the market price of the stock which often result from actual or rumored takeover attempts.

    In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations between the Company and a stockholder who acquires 15% or more of the outstanding voting stock of the Company (an "interested stockholder"). Unless an exception from the restriction is available, the Company may not engage in certain business combinations involving the interested stockholder or its affiliates for a period of three years from the time the interested stockholder became such. The restriction does not apply if (i) prior to the interested stockholder becoming an interested stockholder the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) the interested stockholder acquires 85% of the outstanding voting stock in the same transaction in which the 15% threshold is exceeded or (iii) the proposed business combination is approved by the Board of Directors and authorized at a stockholders' meeting by at least 66 2/3% of the outstanding disinterested voting stock not owned by the interested stockholder. The three year probation will also be inapplicable if the Board of Directors and a majority of the Company's continuing directors approves a merger or sale or does not oppose a tender offer for at least 50% of the outstanding voting stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Norwest Bank Minnesota, National Association. Its mailing address is 161 North Concord Exchange, South St. Paul, Minnesota 55075-0738.

                            DESCRIPTION OF WARRANTS

    The Corporation may issue Warrants for the purchase of Debt Securities ("Debt Warrants") or for the purchase of Common Stock ("Common Stock Warrants"). Warrants may be issued independently or together with Debt Securities or shares of Common Stock offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities or shares of Common Stock. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Corporation and a bank or trust company, as Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of the Corporation in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants. Copies of the forms of Warrant Agreements, including the forms of Warrant certificates representing the Warrants, will be filed as exhibits or incorporated by reference in the Registration Statement to which this Prospectus pertains. The following summaries of certain provisions of the forms of Warrant Agreements and Warrant certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreements and the Warrant certificates.

GENERAL

    If Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Warrants, including, in the case of Debt Warrants, the following where applicable: (i) the offering price; (ii) the currencies in which such Debt Warrants are being offered; (iii) the designation, aggregate principal amount, currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of such Debt Warrants; (iv) the designation and terms of any series of Debt Securities with which such Debt Warrants are being offered and the number of such Debt Warrants being offered with each such Debt Security or share of Common Stock; (v) the date on and after which such Debt Warrants and the related series of Debt Securities or shares of Common Stock will be transferable separately; (vi) the principal amount of the series of Debt Securities purchasable upon exercise of each such Debt Warrant and the price at which and currencies in which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vii) the date on which the right to exercise such Debt Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (viii) whether the Debt Warrants will be issued in registered or bearer form; (ix) United States federal income tax consequences; and (x) any other terms of such Debt Warrants.

    In the case of Common Stock Warrants, the applicable Prospectus Supplement will describe the terms of such Common Stock Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (iii) the designation and terms of the series of Debt Securities or shares of Common Stock with which such Common Stock Warrants are being offered and the number of such Common Stock Warrants being offered with each such Debt Security or share of Common Stock; (iv) the date on and after which such Common Stock Warrants and the related series of Debt Securities or shares of Common Stock will be transferable separately; (v) the number of shares of Common Stock purchasable upon exercise of each such Common Stock Warrant and the price at which such number of shares of Common Stock may be purchased upon each exercise; (vi) the date on which the right to exercise such Common Stock Warrants shall commence and the Expiration Date; (vii) United States federal income tax consequences; and (viii) any other terms of such Common Stock Warrants. Common Stock Warrants will be offered and exercisable for U.S. dollars only and will be in registered form only.

    Warrant certificates may be exchanged for new Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Debt Warrant, holders of such Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the Indenture. Prior to the exercise of any Common Stock Warrants, holders of such Common Stock Warrants will not have any rights of holders of shares of Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the shares of Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of shares of Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants will become void.

    Warrants may be exercised by delivering to the Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities or shares of Common Stock, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Warrant certificate. Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt, within five business days, of the Warrant certificate evidencing such Warrants. Upon receipt of such payment and the Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities or shares of Common Stock, as the case may be, purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant certificate are exercised, a new Warrant certificate will be issued for the remaining amount of Warrants. The holder of a Warrant will be required to pay any tax or other governmental charge that may be imposed in connection with any transfer involved in the issuance of the Debt Securities or shares of Common Stock, as the case may be.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENTS

    The Warrant Agreements may be amended or supplemented without the consent of the holders of the Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Warrants and that do not adversely affect the interests of the holders of the Warrants.

COMMON STOCK WARRANT ADJUSTMENTS

    Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including (i) the issuance of capital stock as a dividend or distribution on shares of the Common Stock; (ii) subdivisions and combinations of the shares of Common Stock; (iii) the issuance to all holders of shares of the Common Stock of certain rights or warrants entitling them to subscribe for or purchase shares of the Common Stock within 45 days after the date fixed for the determination of the stockholders entitled to receive such rights or warrants at less than the current market price (as defined in the Warrant Agreement for such series of Common Stock Warrants); and (iv) the distribution to all holders of shares of the Common Stock of evidences of indebtedness or assets of the Company (excluding certain cash dividends and distributions described below) or rights or warrants (excluding those referred to above). In the event that the Company shall distribute any rights or warrants to acquire capital stock pursuant to clause (iii) above (the "Capital Stock Rights"), pursuant to which separate certificates representing such Capital Stock Rights will be distributed subsequent to the initial distribution of such Capital Stock Rights (whether or not such distribution shall have occurred prior to the date of the issuance of a series of Common Stock Warrants), such subsequent distribution shall be deemed to be the distribution of such Capital Stock Rights; provided that the Company may, in lieu of making any adjustment in the exercise price of and the number of shares of Common Stock covered by a Common Stock Warrant upon a distribution of separate certificates representing such Capital Stock Rights, make proper provision so that each holder of such a Common Stock Warrant who exercises such Common Stock Warrant (or any portion thereof)
(a) before the record date for such distribution of separate certificates shall be entitled to receive upon such exercise shares of Common Stock issued with Capital Stock Rights and (b) after such record date and prior to the expiration, redemption or termination of such Capital Stock Rights shall be entitled to receive upon such exercise, in addition to the shares of Common Stock issuable upon such exercise, the same number of such Capital Stock Rights as would a holder of the number of shares of Common Stock that such Common Stock Warrant so exercised would have entitled the holder thereof to acquire in accordance with the terms and provisions applicable to the Capital Stock Rights if such Common Stock Warrant was exercised immediately prior to the record date for such distribution. Common Stock owned by or held for the account of the Company or any majority owned subsidiary shall not be deemed outstanding for the purpose of any adjustment.

    No adjustment in the exercise price of and the number of shares of Common Stock covered by a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect; provided that any such adjustment not so made will be carried forward and taken into account in any subsequent adjustment; and provided further that any such adjustment not so made shall be made no later than three years after the occurrence of the event requiring such adjustment to be made or carried forward. Except as stated above, the exercise price of and the number of shares of Common Stock covered by a Common Stock Warrant will not be adjusted for the issuance of shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, or securities carrying the right to purchase any of the foregoing.

    In the case of (i) a reclassification or change of the Common Stock, (ii) a consolidation or merger involving the Company or (iii) a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of the Company's Common Stock shall be entitled to receive stock, securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Common Stock Warrants then outstanding will be entitled thereafter to convert such Common Stock Warrants into the kind and amount of shares of stock and other securities or property which they would have received upon such reclassification, change, consolidation, merger, sale or conveyance had such Common Stock Warrants been exercised immediately prior to such reclassification, change, consolidation, merger, sale or conveyance.

                       DESCRIPTION OF UNITS OF SECURITIES

    The Company may issue Units consisting of two or more other constituent Securities, which Units may be issuable as, and for the period of time specified therein may be transferable as, a single Security only, as distinguished from the separate constituent Securities comprising such Units. Any such Units will be offered pursuant to a Prospectus Supplement which will (i) identify and designate the title of any series of Units; (ii) identify and describe the separate constituent Securities comprising such Units; (iii) set forth the price or prices at which such Units will be issued; (iv) describe, if applicable, the date on and after which the constituent Securities comprising the Units will become separately transferable; (v) provide information with respect to book-entry procedures, if any; (vi) discuss applicable United

States federal income tax considerations relating to the Units; and (vii) set forth any other terms of the Units and their constituent Securities.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities to or through underwriters and also may sell Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co., or a group of underwriters represented by firms including Goldman, Sachs & Co. Goldman, Sachs & Co. may also act as agents.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

    Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

    Unless otherwise indicated in a Prospectus Supplement, certain legal matters regarding the Securities will be passed upon for the Company by Doherty, Rumble & Butler Professional Association, Minneapolis, Minnesota, and for the underwriters, if any, by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

                                    EXPERTS

    The consolidated financial statements and schedule of The Toro Company and subsidiaries as of October 31, 1995 and 1996 and for the years ended July 31, 1994 and 1995, the three months ended October 31, 1995 and the year ended October 31, 1996, incorporated by reference herein, have been incorporated herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The combined financial statements of James Hardie Irrigation, Inc., James Hardie Irrigation Pty Limited and James Hardie Irrigation Europe S.p.A. as of December 1, 1996 and for the year then ended, incorporated by reference herein, have been incorporated herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                           PAGE
The Company.............................................................     S-2
Recent Developments.....................................................     S-2
Use of Proceeds.........................................................     S-3
Capitalization..........................................................     S-4
Selected Historical and Pro Forma Financial and Other Data..............     S-4
Management's Discussion and Analysis of Results of Operations and
  Financial Condition...................................................     S-7
Business................................................................    S-13
Description of Securities...............................................    S-18
Underwriting............................................................    S-21
Legal Matters...........................................................    S-22
Experts.................................................................    S-22

                                   PROSPECTUS

Available Information...................................................       2
Incorporation of Certain Documents by Reference.........................       2
The Company.............................................................       3
Ratios of Earnings to Fixed Charges.....................................       4
Use of Proceeds.........................................................       4
Description of Debt Securities..........................................       4
Description of Capital Stock............................................      14
Description of Warrants.................................................      18
Description of Units of Securities......................................      20
Plan of Distribution....................................................      21
Legal Matters...........................................................      21
Experts.................................................................      21

                                  $175,000,000

                                THE TORO COMPANY

                                  $75,000,000
                             % NOTES DUE       , 2007

                                  $100,000,000
                           % DEBENTURES DUE    , 2027

                                  -----------

                                     [LOGO]

                                  -----------

                              GOLDMAN, SACHS & CO.

                          BANCAMERICA SECURITIES, INC.

                       NATIONSBANC CAPITAL MARKETS, INC.

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